AMERICAN INTERNATIONAL INDUSTRIES, INC.
(OTCBB: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
email: amin@americanii.com
www.americanii.com

March 29, 2011

Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

RE:          American International Industries, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Periods Ended March 31, June 30, and September 30, 2010
File No. 1-33640

Dear Mr. Wiggins:

This letter is in response to the staff’s letter dated March 28, 2011 to American International Industries, Inc., regarding our internal control over financial reporting.

Form 10-K for the Year Ended December 31, 2009

Notes to the Consolidated Financial Statements, page 34

Note 14 – Property Dividend Distribution Gain, page 46

1. We note your response to our prior comment 1 and your proposed amendment to your Form 10-K for the year ended December 31, 2009.  In light of your proposed restatement, please tell us how you determined that there was not a material weakness in internal control over financial reporting and/or disclosure controls and procedures as of December 31, 2009.  In your response, please describe the controls in place as of December 31, 2009 and the procedures you followed that relate to the accounting for and disclosure of the distribution of stock of Hammonds Industries, Inc.

RESPONSE:  Accounting issues that arise outside of the ordinary course of business are researched by me, the Chief Financial Officer, and discussed with other professional accountants, including our auditors.  The following facts were considered to determine the appropriate accounting for and disclosure of the distribution of stock of Hammonds Industries, Inc.:

1.  The Company’s stated intent in the distribution of the shares of Hammonds was to deliver value to the shareholders of the Company. It was not the Company’s intent that the property distribution be treated as a spin-off. The property dividends were not considered to be a distribution to stockholders in a corporate liquidation or plan of reorganization that involve disposing of all or a significant segment of the business as contemplated by ASC 845-10.

2.  Hammonds was already a separately reporting public company and the Company did not distribute all of the Hammonds shares that it owned. The common shares of Hammonds are publicly traded. Therefore, the fair value of the Hammonds shares that were distributed was readily determinable and measurable. The amount of the gain recognized by the Company was the difference between the fair value based on the stock price and the cost basis of the Company.

3.  The distribution is a taxable event for both the Company and its shareholders based on the fair value of the Hammonds shares that were distributed. The tax nature of the transaction was to be a dividend distribution by the Company and dividend income for each of its shareholders. Most spinoffs are structured such that the spinoff is a tax-free event. The tax treatment by the Company is further evidence of the economic substance and intent of the Company.

Therefore, the Company followed the guidance of the pre-codification accounting literature and paragraph 18 of APB 29 which provides that the accounting for nonmonetary transactions be based on the fair value of the assets.

There was no impact on the cash flows of the Company, and the recognition of the gain did not affect the Consolidated Balance Sheet, including equity.  The gain was shown as a separate line in the statement of operations as non-operating income and a separate line in the statement of cash flows and was discussed in the notes to the financial statements.  Additionally, the gain and the method used to determine the gain were fully disclosed in the Company's press releases about the dividend distribution and for the announcement and discussion of the Company's earnings.  As the gain was a non-cash transaction, the judgment of a reasonable person relying upon the 2008 financial statements would not have been changed if the gain was not recorded.

Because the recognition of the gain was fully reported and disclosed, and because this transaction would not impact an investor's decision, we believe that there was not a material weakness in internal control over financial reporting and/or disclosure controls and procedures as of December 31, 2009.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing. The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,
/s/Sherry L. McKinzey
Sherry L. McKinzey, Chief Financial Officer